Pillsbury Winthrop Shaw Pittman LLP

31 West 52nd Street | New York, NY 10019-6131 | tel 212.858.1000 | fax 212.858.1500

March 2, 2021

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing
100 F Street, NE
Washington, D.C. 20549

Re:         Atlantic Coastal Acquisition Corp.

Amendment No. 2 to Registration Statement on Form S-1

Filed March 1, 2021

File No. 333-2530003

Ladies and Gentlemen:

On behalf of Atlantic Coastal Acquisition Corp. (the “Company”), we respectfully submit this letter in response to the comment received from the staff (the “Staff”) of the Securities and Exchange Commission as set forth in the Staff’s letter dated March 2, 2021, with respect to the Company’s Amendment No. 2 to its Registration Statement on Form S-1 filed on March 1, 2021 (the “Registration Statement”).

For the convenience of the Staff, the Staff’s comment is included and is followed by the response of the Company. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company.

The Company has filed via EDGAR Amendment No. 3 to its Registration Statement on Form S-1 (the “Amended Form S-1”), which reflects the Company’s response to the comment received from the Staff.

Amendment No. 2 to Form S-1

Our warrant agreement will designate the courts of the State of New York or the United States District Court, page 56

1.	We note that you removed your disclosure stating that the exclusive forum provision in the warrant agreement will not apply to suits brought to enforce any liability or duty created by the Exchange Act. Please revise the prospectus to clarify whether the exclusive forum provision applies to the Exchange Act. If it does, please add related risk factor disclosure. If the provision does not apply the Exchange Act, please also ensure that the provision in the warrant agreement states this clearly.

March 2, 2021

Response: The Company acknowledges the Staff’s comment and has revised the risk factor disclosure in the Amended Form S-1 and filed a revised Form of Warrant Agreement as Exhibit 4.4.

Please call me at (212) 858-1101 if you have any questions or require any additional information in connection with the Amended Form S-1.  We appreciate your assistance in this matter.

Sincerely,

/s/ Stephen C. Ashley

Stephen C. Ashley

cc:	Shahraab Ahmad, Atlantic Coastal Acquisition Corp.
Davina K. Kaile, Pillsbury Winthrop Shaw Pittman LLP
Gabriella A. Lombardi, Pillsbury Winthrop Shaw Pittman LLP
Douglas S. Ellenoff, Ellenoff Grossman & Schole LLP
Stuart Neuhauser, Ellenoff Grossman & Schole LLP